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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)



           Dynacore Holdings Corporation (f/k/a Datapoint Corporation)
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                                (Name of Issuer)

                   Common Stock, par value $.01 per share (1)
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                         (Title of Class of Securities)

                                    26779T100
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                                 (CUSIP Number)

 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102, (941) 262-8577
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              December 18, 2000 (1)
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

                         (Continued on following pages)
                               (Page 1 of 4 pages)

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         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) See Item 1.
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                                  SCHEDULE 13D

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CUSIP NO. 26779T100                                            PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                                          ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00**
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)                                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 ***
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  ***
       REPORTING         -------------------------------------------------------
        PERSON           9     SOLE DISPOSITIVE POWER
         WITH                  ***
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               ***
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     ***
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     ***
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14   TYPE OF REPORTING PERSON

     IN-IA-OO**
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

**    See response to Item 3 herein.
***   See response to Item 5(e), herein.


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               AMENDMENT NO. 6 TO ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer.

                   Lloyd I. Miller, III's ("Miller") original Schedule 13D, and amendments thereto, reported ownership of $1 Exchangeable Preferred Stock ("Old Preferred"). This Amendment No. 6 to Schedule 13D relates to (a) Old Preferred, which, as described in the issuer's Form 8-A12G filed on December 22, 2000, was converted into (i) thirty million shares of Common Stock par value $.01 per share ("New Common") and (ii) five million shares of preferred stock, par value $.01 per share ("New Preferred") (collectively, the "Shares"). Each of Miller's Old Preferred shares was cancelled and exchanged for 0.545655 units of New Common. The Issuer is located at 8410 Datapoint Drive, San Antonio, Texas, a Delaware corporation.

Item 4.  Purpose of the Transaction.

         *** Item 4 is hereby amended and restated as follows:

         Miller has no plans or proposals which relate to, or would result in any of the matters referred to in Paragraphs (a) thru (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         (a)      ***

         (b)      ***

         (c)      ***

         (d)      ***

         (e) This Amendment No. 6 is filed to report that, as of the date which requires filing of this Amendment, the reporting person has ceased to own 5% of the Common Shares.

         After reasonable inquiry and to the best of my knowledge and belief I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2001


                                                By:  /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                        Lloyd I. Miller, III


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